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                          November 25, 2022

       James Foster
       Chief Executive Officer
       Virax Biolabs Group Limited
       30 Broadwick Street
       London, W1F 8LX
       United Kingdom

                                                        Re: Virax Biolabs Group
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed November 21,
2022
                                                            File No. 333-268486

       Dear James Foster:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lawrence S. Venick,
Esq.